UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

____________Herzliya 4614001, Israel____________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated February 17, 2015 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Notice of an Extraordinary General Meeting

XTL Biopharmaceuticals Ltd

(incorporated and registered in the State of Israel under the Israeli Companies Law – 1999 with registered number 52-003947-0)

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of the shareholders of XTL Biopharmaceuticals Ltd. (the “Company”) will be held at the Law Offices of the Company's attorneys, Kantor & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel at 11:00AM. (Israel Time), on Wednesday, March 25, 2015.

The Company is a Dual Listed Company, as such term is defined in the Israeli Companies Regulations (Concession for Public Companies Traded on Stock Market Outside of Israel), 4760-2000.

The Meeting is being called for the following purposes:

1.	External Directors Appointment –To elect Mr. Oded Nagar and Mrs. Osnat Hillel Fein to hold office as external directors in the Company, commencing on the date of the Meeting for a period of three (3) years, until March 24, 2018.

Remuneration of External Directors.

The remuneration of each of the external directors for their services to the Company as directors is proposed as follows (collectively, the “External Director Remuneration”):

A.	Monetary Remuneration
(i)	Until the successful completion of an investment in the Company of an aggregate amount of US$ 4 Million (the “Qualified Fundraising”), the compensation of each of the proposed external directors shall be equal to the minimum compensation set forth in the Companies Regulations (Rules Regarding Compensation and Expenses to External Directors) – 2000 (the “Regulations”);
(ii)	Immediately following the completion of the Qualified Fundraising, the compensation of each of the proposed external directors shall be as follows: (i) the fixed annual fee shall be US$ 10,000, at the prevailing exchange rate to NIS on date of payment; (ii) the fixed amount for physical participation in a Board meeting or a Board Committee meeting shall be NIS 1,460; (iii) the fixed amount for participation in a teleconference Board meeting or a Board Committee meeting shall be NIS 744; and (iv) the fixed amount for a written resolution of the Board or a Board Committee shall be NIS 620.

The aforesaid terms of monetary remuneration shall also apply to all other directors of the Board of the Company.

B.	Equity Remuneration

Each of the proposed external directors shall be granted 150,000 non-tradable stock options, without consideration, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each (the "Options"). The exercise price of each of the Options is NIS 0.40 (non-linked), reflecting a price which is 2.4% lower than the average share price of the Company in the 30 days preceding the date of the Board of Directors' resolution. The allotment of the Options will be made in accordance with Section 102 of the Israeli Income Tax Ordinance (New Version) – 1961 (the "Ordinance"). The Options will be subject to a vesting period and adjustments specified in the Company's option plan, as set forth below:

a.	Each of the external directors will be entitled to receive the Options and exercise them within a maximum period of 120 months from the date of allotment, subject to the terms and conditions contained herein, and based on a vesting period of 36 months, so that 4/12 of the Options will vest following the first anniversary as of the engagement and the remaining 8/12 shall vest on a quarterly basis (with 1/12 of the Options vesting on the last day of each three month period) (the "Vesting Period"). Following the lapse of 36 months, all the Options may be exercised, subject to continued engagement of each of the external directors during the Vesting Period.

b.	Pursuant to the Tel-Aviv Stock Exchange directives, due to the transition to clearing on day T+1 of unlisted shares and convertible securities, there will be no conversion of Options on the determining day for a distribution of bonus shares, offering by way of rights, dividend distribution, capital consolidation, capital split or capital reduction (each of the above will hereinafter be referred to as "Company Event"). Furthermore, should the X-date of the Company Event fall before its determining day, no conversion will be made on that date.

c.	Shares derived from the Options grant the right to receive invitations to attend Company meetings and vote therein. All of the Company's shares, including those deriving from the Options, have equal rights among them, pro rata to the amount of capital paid, or credited as paid, on their par value, with regard to dividends and any other distributions or participation in the distribution of surplus Company assets upon dissolution.

d.	In accordance with the Company's approved option plan, the exercise price and number of unexercised options allotted to the offerees, will be adjusted in the following cases:

i.	The number and class of shares that may be acquired with regard to the exercise of options granted under the Option Plan will be proportionally adjusted to an increase or decrease in the number of allotted shares derived from the split (including bonus shares), consolidation, exchange of shares, change of classes of shares or a combination of all of the above.

It should be noted that, in each case, the exercise price shall be adjusted so as not to be below the share par value. No adjustments shall be made where securities are issued by way of rights granted to the Company's shareholders. The number of shares or the exercise price will not be adjusted where dividends are distributed in cash or deemed as distributed.

ii.	In any event of a merger or consolidation, in which the Company is not the "surviving" company ("Acquisition Event"),the Options shall be replaced or considered as options granted by the surviving company, in which case the following provisions shall apply: (1) the Options' Vesting Period will not change, apart from the fact that 25% of the number of Options that have not yet vested on the date of the Acquisition Event, will immediately vest; (2) should the offeree's tenure end before the lapse of one year from the date of the Acquisition Event, a further 25% of the Options that have not yet vested on the date of the Acquisition Event, will immediately vest.

iii.	In the event of the Company's dissolution, the Board of Directors or the Committee appointed by it shall notify the option holders to that effect, by giving 15 days prior notice at least, during which period the option holders may exercise all of the options in their possession whose Vesting Period has not yet lapsed. In the event of failure to exercise their right during the said period, the options will expire.

iv.	Where the Company receives an offer to effect a transaction, whether by way of acquiring the shares of the Company or otherwise, the outcome of which will be a change in control, the option holders may exercise all of their options within a period of 6 months commencing on the effective date the transaction and/or the date of fulfillment of the conditions precedent.

Assuming that the full amount of the Options is exercised, the total amount of shares derived from the exercise will constitute 0.13% of the issued and paid up capital of the Company, and 0.12% on a fully diluted basis.

The shares issued upon exercise will be listed under the name of the registration company through which the Company's shares will be registered at the time of exercise.

The Options and shares derived from their exercise are subject to a 6 month "blockage" period, in accordance with the provisions of the U.S Securities Act of 1933, as amended, and Rule 144 promulgated thereunder, and conditions specified therein. Company shares issued on account of exercised Directors Options will bear legend as follows:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON ________, HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES ("STATE ACTS") AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER''

Set forth below is certain information concerning the professional experience and qualifications of Mr. Oded Nagar:

Oded Nagar currently serves as CEO and Owner of ABC – Advance Business Consulting Ltd and CEO of Galaxy Properties and Real Estate LTD. In addition to serving as a board member on a number of TASE listed companies, including IDB Development LTD and Gamatronic Electronic Industries LTD, Mr. Nagar was the CEO and Founder of Pretium Group LTD/Pretium Renewable Energy LTD, the VP Finance and Operations at Matrix IT (Formula Group) and the CFO of Bashan Systems (Formula Group). Previously, Oded worked in the Department of the General Controller at the Ministry of Finance in Israel, as an accountant at KPMG Israel and as an Economist at Bank Leumi. He earned an MBA in Finance and Banking and Information Systems and a BA in Accounting and Economics from the Hebrew University of Jerusalem.

Mr. Nagar has attested to the Board of Directors of the Company that he meets all the requirements in connection with election of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

Set forth below is certain information concerning the professional experience and qualifications of Mrs. Osnat Hillel Fein:

Osnat Hillel Fein most recently served as Founder, Director and Managing Partner of Newton Propulsion Technologies LTD. In addition to serving as a board member on a number of TASE listed companies, including First ET View LTD, Priortech LTD, Aran R&D (1982) LTD, LeumiStart Fund and SDS LTD, Ms. Fein was the Business Development Manager at Giora Eiland Ltd., a representative of The Cheyne Capital Group in Israel, CEO of InterVision, Co-manager of the Aran Medical Ventures hedge fund, Marketing Manager at Datasphere Ltd. and an independent marketing consultant for TCB. She earned an Executive MBA and a BA in Humanities at Tel Aviv University and completed a one year course in Management at the Tel Aviv campus of the College of Management.

Mrs. Fein has attested to the Board of Directors of the Company that she meets all the requirements in connection with election of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The Board of Directors of the Company has reviewed the qualifications and expertise of both Mr. Nagar and Mrs. Fein and has determined that Mr. Nagar and Mrs. Fein have the requisite "accounting and financial expertise" and the "professional qualifications" as determined under the External Director Qualification Regulations.

It is hereby clarified that the resolution of the appointment and election of each external director, as well as the compensation and Options allocations, shall be adopted separately in relation to each of Mr. Nagar and Mrs. Fein.

2.	Compensation to Mr. Josh Levine, Company’s CEO

Due to an internal decision in the Company to reduce cash expenses, Mr. Josh Levine, the Company’s CEO, has agreed to waive approximately 10% of his monthly compensation, equal to NIS 4,000 per month, until the later of: (i) the completion of the Qualified Financing; or (ii) December 31, 2015. As partial compensation for such waiver, the Board of Directors of the Company, based on the recommendations of the Compensation Committee of the Company, has resolved, subject to the approval of the General Meeting of the shareholders of the Company, the following: (i) to grant to Mr. Levine a bonus in an amount equal to 0.5% of any funds raised by the Company from any third party investor (who is not a shareholder of the Company), provided that such bonus grant shall not exceed US$ 36,000 (the “Bonus Grant”), it being clarified that the Bonus Grant shall not derogate from Mr. Levine’s entitlement to receive a bonus under his employment agreement in the Company, as approved on March 2014 by the shareholders of the Company; and (ii) to allocate to Mr. Levine 100,000 non-tradable stock options, exercisable into 100,000 ordinary shares of the Company, NIS 0.1 par value each (the options proposed to be granted to Mr. Levine under this section shall be referred to herein as the "Levine Options"; the Bonus Grant and the Levine Options shall be jointly referred to as the “CEO Compensation”).

The exercise price of the Levine Options is NIS 0.40 each (non-linked), reflecting a price which is 2.4% lower than the average share price of the Company in the 30 days preceding the date of the Board of Directors' resolution. The allotment of the Levine Options will be made in accordance with Section 102 of the Israeli Income Tax Ordinance (New Version) – 1961 (the "Ordinance"). The Options will be subject to a vesting period and adjustments specified in the Company's option plan, as set forth below:

A.	Mr. Levine will be entitled to receive the Options and exercise them within a maximum period of 120 months from the date of allotment, subject to the terms and conditions contained herein, and based on a vesting period of 36 months, so that 1/2 of the Levine Options will vest immediately following the date of their allotment, and the remaining 1/2 shall vest on a quarterly basis (with 1/12 of the Levine Options vesting on the last day of each three month period) (the "Vesting Period"). Following the lapse of 36 months, all the Levine Options may be exercised, subject to continued engagement of Mr. Levine during the Vesting Period.

B.	Pursuant to the Tel-Aviv Stock Exchange directives, due to the transition to clearing on day T+1 of unlisted shares and convertible securities, there will be no conversion of Levine Options on the determining day for a distribution of bonus shares, offering by way of rights, dividend distribution, capital consolidation, capital split or capital reduction (each of the above will hereinafter be referred to as "Company Event"). Furthermore, should the X-date of the Company Event fall before its determining day, no conversion will be made on that date.

C.	Shares derived from the Levine Options grant the right to receive invitations to attend Company meetings and vote therein. All of the Company's shares, including those deriving from the Levine Options, have equal rights among them, pro rata to the amount of capital paid, or credited as paid, on their par value, with regard to dividends and any other distributions or participation in the distribution of surplus Company assets upon dissolution.

D.	In accordance with the Company's approved option plan, the exercise price and number of unexercised options allotted to the offeree, will be adjusted in the following cases:

1.	The number and class of shares that may be acquired with regard to the exercise of options granted under the Option Plan will be proportionally adjusted to an increase or decrease in the number of allotted shares derived from the split (including bonus shares), consolidation, exchange of shares, change of classes of shares or a combination of all of the above.

It should be noted that, in each case, the exercise price shall be adjusted so as not to be below the share par value. No adjustments shall be made where securities are issued by way of rights granted to the Company's shareholders. The number of shares or the exercise price will not be adjusted where dividends are distributed in cash or deemed as distributed.

2.	In any event of a merger or consolidation, in which the Company is not the "surviving" company ("Acquisition Event"),the Levine Options shall be replaced or considered as options granted by the surviving company, in which case the following provisions shall apply: (1) the Levine Options' Vesting Period will not change, apart from the fact that 25% of the number of Levine Options that have not yet vested on the date of the Acquisition Event, will immediately vest; (2) should the offeree's tenure end before the lapse of one year from the date of the Acquisition Event, a further 25% of the Levine Options that have not yet vested on the date of the Acquisition Event, will immediately vest.

3.	In the event of the Company's dissolution, the Board of Directors or the Committee appointed by it shall notify the option holders to that effect, by giving 15 days prior notice at least, during which period the option holders may exercise all of the options in their possession whose Vesting Period has not yet lapsed. In the event of failure to exercise their right during the said period, the options will expire.

4.	Where the Company receives an offer to effect a transaction, whether by way of acquiring the shares of the Company or otherwise, the outcome of which will be a change in control, the option holders may exercise all of their options within a period of 6 months commencing on the effective date the transaction and/or the date of fulfillment of the conditions precedent.

Assuming that the full amount of the Levine Options is exercised, the total amount of shares derived from the exercise will constitute 0.04% of the issued and paid up capital of the Company, and 0.04% on a fully diluted basis.

The shares issued upon exercise will be listed under the name of the registration company through which the Company's shares will be registered at the time of exercise.

The Levine Options and shares derived from their exercise are subject to a 6 month "blockage" period, in accordance with the provisions of the U.S Securities Act of 1933, as amended, and Rule 144 promulgated thereunder, and conditions specified therein. Company shares issued on account of exercised Directors Options will bear legend as follows:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON ________, HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES ("STATE ACTS") AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER''

Accordingly, the Resolutions to be proposed at the Meeting are as follows:

Resolution 1 – to elect Mr. Oded Nagar to hold office as an external director of the Company, commencing on the date of the Meeting for a period of three (3) years, until March 24, 2018 and to approve the grant to him by the Company of the External Director Remuneration;

Resolution 2 – to elect Mrs. Osnat Hillel Fein to hold office as external director of the Company, commencing on the date of the Meeting for a period of three (3) years, until March 24, 2018 and to approve the grant to him by the Company of the External Director Remuneration; and

Resolution 3 – to approve the grant to Mr. Josh Levine of the CEO Compensation as described above.

Each of the Resolutions 1, 2 and 3 above, pursuant to the Companies Law, require the affirmative vote of simple majority of shares present at the Meeting in person or by proxy and voting thereon, and as long as one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority if the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstain votes); or
b.	The total number of shares of non-controlling and non-interested shareholders that voted against the approval if the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

In the Meeting, a legal quorum will constitute the presence of at least two (2) shareholders, by themselves or their representatives, holding together at least 33% of the total voting rights in the Company. If at the elapse of half an hour from the Meeting's scheduled time the legal quorum is not present, the meeting will be postponed by one week for the same day of the week, at the same time and venue as scheduled for the original meeting, or for a different date and/or venue as determined by the Board in a notice to the shareholders (the "Deferred Meeting"). The Deferred Meeting will discuss the same agenda as planned for the original meeting. If a legal quorum is not present in the Deferred Meeting at the elapse of half an hour from the Deferred Meeting's scheduled time, any number of shareholders present, by themselves or their representatives, will constitute a legal quorum and the meeting will be entitled to discuss the issues on the agenda.

Shareholders of record at the close of business on February 24, 2015, are entitled to notice of, and to vote at the Meeting. Shareholders can vote either by mailing in their proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by at the Company registered office in Israel at least 72 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. If shareholders will attend the Meeting they may vote in person and in such case their proxy will not be used.

Shareholders who do not expect to attend the Meetings in person are requested to mark, date, sign and mail the proxy as promptly as possible. Beneficial owners who hold their shares through members of the Tel-Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares (the "Certificate"), or send such Certificate along with a duly executed proxy to Kantor & Co. - Law Offices at 12 Abba Hillel Rd., 8th Floor, Ramat Gan, ISRAEL 5250606.

The Notice of the Meeting and the Proxy Form is available for the public at the Israel Securities Authority's site: www.magna.isa.gov.il and at the Company's office at 85 Medinat Hayehudim Street, Herzliya, Israel.

Sincerely,

XTL Biopharmaceuticals Ltd.

About XTL Biopharmaceuticals Ltd. ("XTL")

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of unmet clinical needs. XTL is focused on late stage clinical development of drugs for the treatment of lupus, multiple myeloma and schizophrenia.

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

Investor Contacts:

Jeffrey Goldberger / Garth Russell

KCSA Strategic Communications

Phone: 212-896-1249 / 212-896-1250

Email: jgoldberger@kcsa.com / grussell@kcsa.com

Cautionary Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: February 17, 2015	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer

Proxy Card – Part One

In accordance with Regulation 7 of the Israeli Companies Regulations (written voting and position statements), 2005 (the"Regulations").

Company Name	XTL Biopharmaceuticals Ltd. (the“Company”)
Type of meeting	An Extraordinary General Meeting of Company shareholders ("Meeting")
Time and place of meeting:	At the Law Offices the Company's attorneys, Kantor & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel, on Wednesday, March 25, 2015, at 11:00AM (Israel Standard Time)
Subjects on the agenda:	1.	To consider the election of Mr. Oded Nagar to hold office as an external director in the Company, commencing on the date of the Meeting for a period of Three (3) years, until March 24, 2018, and to grant him with the monetary remuneration as set forth in the notice of the Extraordinary General Meeting of the Company, including the allotment of 150,000 non-tradable stock options, without consideration, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each.
	2.	To consider the election of Mrs. Osnat Hillel Fein to hold office as an external director in the Company, commencing on the date of the Meeting for a period of Three (3) years, until March 24, 2018, and to grant her with the monetary remuneration as set forth in the notice of the Extraordinary General Meeting of the Company, including the allotment of 150,000 non-tradable stock options, without consideration, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each.
	3.	To consider, as compensation for his consent to waive a portion of his salary in order to assist the cash flow of the Company, the grant to Mr. Josh Levine, Company’s CEO, of a bonus equal to 0.5% of any funds raised by the Company from any third party investors (who are not current shareholders of the Company), provided that such bonus grant shall not exceed US$ 36,000 and the allocation to him of 100,000 non-tradable stock options, exercisable into 100,000 ordinary shares of the Company, NIS 0.1 par value each.
The version of each of the proposed resolutions:	1.	To elect Mr. Oded Nagar, to hold office as an external director in the Company, commencing on the date of the Meeting for a period of Three (3) years, until March 24, 2018, and to grant him with the monetary remuneration as set forth in the notice of the Extraordinary General Meeting of the Company, including the allotment of 150,000 non-tradable stock options, without consideration, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each..

	2.	To elect Mrs. Osnat Hillel Fein,to hold office as an external director in the Company, commencing on the date of the Meeting for a period of Three (3) years, until March 24, 2018, and to grant her with the monetary remuneration as set forth in the notice of the Extraordinary General Meeting of the Company, including the allotment of 150,000 non-tradable stock options, without consideration, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each.
	3.	To approve, as compensation for his consent to waive a portion of his salary in order to assist the cash flow of the Company, the grant of a bonus to Mr. Josh Levine, Company’s CEO, and the grant to him of 100,000 non-tradable stock options, exercisable into 100,000 ordinary shares of the Company, NIS 0.1 par value each.
Location and time for reviewing the complete version of the proposed resolutions:	The documents pertaining to this report may be reviewed at the Company's offices at 85 Medinat Hayehudim Street, Herzliya, during regular office hours and by making an appointment at +972-9-9557080.
The required majority to pass a resolution at the meetings for each of the subjects on the agenda:

Each of the resolutions 1 to 3 above, pursuant to the Companies Law, require the affirmative vote of simple majority of shares present at the Meeting in person or by proxy and voting thereon, and as long as one of following conditions is met:

	a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstain votes); or
	b.	The total number of shares of non-controlling and non-interested shareholders that voted against the approval if the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.
Validity of the proxy card:	The Company's shareholders are entitled to participate and vote in the Meeting by themselves or through a legally certified agent. The document certifying the agent to vote (the "Letter of Appointment") and a power of attorney by virtue of which the Letter of Appointment was signed (if any) will be deposited with the Company's attorneys at least 72 hours before the Meeting begins.
Address for submitting proxy cards and position statements:	Law Offices the Company's attorneys: Kantor & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel or Company HQ: 85 Medinat Hayehudim St., Herzliya Pituach, Israel
The last date for submitting position statements to the Company and the last date for submitting the Board of Directors' response to the Position statements:	The last date for submitting position statements is March 9, 2015. The last date for submitting the Board of Directors' response to the position statements is March 14, 2015.

The addresses of the distribution website and internet website of the TASE where the proxy cards and position statements are available	A copy of the proxy card can be downloaded from the TASE website (www.tase.co.il) or from the distribution website (www.magna/isa.gov.il). Additionally, a shareholder is entitled to approach the Company directly (through Kantor & Co. – Law Offices) and receive from him the proxy card form.
Receipt of a proof of ownership:	A shareholder is entitled to receive the proof of ownership at the branch of the member of Stock Exchange or by post, if so requested, whereas, such a request shall be given in advance to a specific securities account.
Link to the proxy card form:	A non-registered shareholder is entitled to receive free of charge by email a link to the proxy card form and position statements on the distribution website from the member of the stock exchange through whom his stock is held, unless he notified the Company and/or the Stock Exchange that he is not interested in receiving a link as aforementioned, and that he is interested in receiving the proxy card by post in return for payment; a shareholder's notice with regard to proxy cards shall apply also to the receipt of position statements.
Reviewing the proxy cards;	One or more shareholders holding shares at a rate that constitutes five percent or more of the total voting rights in the Company, and also anyone holding an aforementioned rate from the total voting rights that are not held by a controlling shareholder in the Company in accordance with its definition in Article 268 of the Israeli Companies Law, 1999, is entitled to review the proxy cards after the convening of the general meeting at the Company's registered offices during the regular working hours, after he has proven his right to do so, and has also stated the number of shares which constitute the aforementioned five percent.
The vote:	A shareholder shall state his vote regarding each of the subjects on the agenda on a form that constitutes the second part of the proxy card. The proxy cards shall be submitted to the Company offices no later than on Saturday, March 22, 2015 until 11:00AM (Israel Standard Time).

Proxy Card –Part Two

In accordance with Regulation 5(a) of the Israeli Companies Regulations (voting in writing and position statements) 2005 (the "Regulations")

Company name	XTL Biopharmaceuticals Ltd.
Company address (for submitting and sending proxy cards)	85 Medinat Hayehudim St., Herzliya Pituach, Israel 46766
Company number	520039470
Date & time of meeting	March 25, 2015 At 11:00AM Israel Standard Time
Type of meeting	An extraordinary general meeting of Company Shareholders
Record date:	February 24, 2015 at the end of trading day

Details of the shareholder
Name of the shareholder
I.D. number
Passport number (if does not have an Israeli I.D.)
Country issued
Valid until
Corporation Number (if the shareholder is a corporation)
Country of incorporation
The vote

Subject on the agenda		The Vote[1]			Existence of personal interest
		For	Against	Abstain	Yes	No
1.	The election of Mr. Oded Nagar, to hold office as an external director in the Company, commencing on the date of the Meeting for a period of Three (3) years, until March 24, 2018, and to grant him with the monetary remuneration as set forth in the notice of the Extraordinary General Meeting of the Company, including the allotment of 150,000 non-tradable stock options, without consideration, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each.
2.	The election of Mrs. Osnat Hillel Fein, to hold office as an external director in the Company, commencing on the date of the Meeting for a period of Three (3) years, until March 24, 2018, and to grant her with the monetary remuneration as set forth in the notice of the Extraordinary General Meeting of the Company, including the allotment of 150,000 non-tradable stock options, without consideration, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each.
3.	The grant, as compensation for his consent to waive a portion of his salary in order to assist the cash flow of the Company, to Mr. Josh Levine, Company’s CEO, of a bonus equal to 0.5% of any funds raised by the Company from any non-current shareholder of the Company, provided that such bonus grant shall not exceed US$ 36,000 and the allocation to him of 100,000 non-tradable stock options, exercisable into 100,000 ordinary shares of the Company, NIS 0.1 par value each.

Date	Signature

_______________________

1 No markings shall be considered abstention from voting on that subject.

*Erase the irrelevant